Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following communication was made available by Livongo Health, Inc. on LinkedIn on September 29, 2020.

Picture caption;Body Text;Livongo27,413 followers3h • Edited . ®Livongo Founder and Executive Chairman Glen gg discussed Livongo’s mission, founding story, and how we can effectively use technology to improve how we deliver both health and care at the Sapphire Ventures, LLC CIO Summit. Watch the full interview: https://lnkd.in/dYTj7xvMore info: httos://bit.lv/2DnarLF

The following communication was made available by Livongo Health, Inc. on Twitter on September 29, 2020.

Livongo @Livongo At the @sappjireVC#CIO Summit2020@GlenTuilman discussed @Livongo’s mission founding story, and how we can effectively use technology to improve how we deliver both health and care. Watch the full interview:youtube/AVtdi75M3yU Replying to @LivongoMore info: bit.ly/2DnarLF

The following communication was made available by Livongo Health, Inc. on YouTube on September 29, 2020.

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Sapphire Ventures CIO Summit Transcript

September 25, 2020

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Rami Branitzky:

Hello and welcome. My name is Rami Branitzky and I’m a managing director at Sapphire Ventures. And I’m excited to have you with us today for the fourth and final day of our CIO Summit. The theme for today’s segment is health, wellbeing and the workplace. And I could not think of a better luminary on this topic than our own guest today, Glen Tullman, who is the founder and chairman of Livongo Health. For those of you who don’t know, Livongo is a former Sapphire Ventures portfolio company, and now a $12 billion market cap company. Livongo is a consumer-first digital healthcare pioneer committed to empowering people with chronic conditions to live better and healthier lives. A visionary and leader-entrepreneur, Glen previously led two public companies that changed the way healthcare is delivered. He’s also the author of On Our Terms: Empowering the New Health Consumer, and also serves on the board of the American Diabetes Association. Glen, it is a pleasure and an honor to have you join us today.

Glen Tullman:

Well, thank you, Rami. It’s really great to see you again and to be here. And let me begin by saying a big thank you to you and the Sapphire team. Early on in our journey at Livongo, you stepped up, you believed in our vision, you believed in the mission and what we’re trying to do, and your investment has been key, not only in that initial round, but along the way, in our success, along with providing some great people to build our executive team. So thanks very much, and it’s great to be here.

Rami Branitzky:

Thank you so much for your kind words and congrats for all the success to date. So I guess this actually leads us to the first question, which is: maybe tell us a little bit about – what was the inspiration when you founded Livongo, and what were some of the underlying ideas that drove you to start – compelled you to start the company?

Glen Tullman:

Sure. Well, there’s really two different stories that converge. One is a simple one, and that is a very personal experience. My youngest son, Sam, was diagnosed with type 1 diabetes when he was eight years old. And he’s now 26, he’s healthy. But when he was diagnosed, I rushed to the hospital and I was somewhat familiar with diabetes. I knew it was a challenge. I knew people died from it. There was nothing good about the disease. And I rushed to his bedside and he looked up and he said, “Dad, can we fix this?” And I did probably what most parents would do in that moment. I said, “Yes, we will. We’ll find a cure. And until we do, we’ll keep you healthy.”

And so at that moment, my life really changed. I was at the time a software entrepreneur building companies that made everything about what people do easier. And as I became more and more familiar with diabetes, I increasingly understood that what we did was – we didn’t make it easier to stay healthy. We actually made it more complex, more confusing and more costly in everything we were doing. And I just knew there was a better way. So that was in the back of my mind. And at the same time, as I was looking at opportunities in our venture fund, you know, I realized that there’s no bigger opportunity than healthcare, and there’s no bigger opportunity in healthcare than chronic conditions. One out of every two adult Americans is dealing with a chronic condition, 147 million people – and that’s just in the U.S. – 32 million people with diabetes, a multiple of that with hypertension. And I knew we could use the same software and technology and data science that we were using in Silicon Valley and bring that to healthcare. And yet no one had really done that in Silicon Valley. We had that magic, that consumer-focused magic in every other industry. And so I moved out to Silicon Valley, not far from where you are. And I decided that that’s what we were going to do. And that’s kind of the founding story of Livongo.

And I’ll say one other thing that a lot of people don’t know, and that is, the name came from this idea that as we talked to people and said, “What do you really want?” People with chronic conditions. They said, “I just want to live my life. And don’t give me a solution that makes me go to the hospital or the doctor’s office or anywhere else, give me a solution that patterns after my life, and I’m on the go.” So I want to live my life and I’m on the go: Livongo, living on the go. And that’s where that came from.

Rami Branitzky:

That’s pretty clever. And thank you so much for sharing your personal story as part of this. We’re going to touch on the topic of diabetes and chronic conditions in general, in the context, obviously of COVID, which, unfortunately now becomes much more tragic in terms of consequences. But before we do that, for those of you who don’t know, Livongo sells to self-insured companies primarily. And so employees of such companies have become the consumers, the end consumers that you serve. And it creates somewhat of a tension, if you will, between the employer, being obviously the employer with all the regulations and compliance that they have to adhere to, but also a custodian now of healthcare records for the employees. And now more than ever, as we’re starting the new normal and people are coming back to work, this tension is going to become much more profound. Could you address that topic a little bit in terms of what you see in how people are thinking about it now?

Glen Tullman:

Sure. Well, it’s really a very good question. It’s very topical. As you point out, employers are struggling with that. And I should step back for a moment, just talk a little bit about Livongo. So when we started the company, when I first came in and pitched to you, we were talking about creating a service, an experience, that empowered people with chronic conditions to live better and healthier lives. And the idea was we were going to sell that to large self-insured employers, because they were the ones with the most at risk. They were paying for the service. They were dealing with uncontrolled cost. And frankly, they weren’t really happy with the solutions being presented to them from health plans, from payers, from PBMs. And so they really welcomed a new approach. And that’s where we started. Today, Livongo is dealing with more than 30% of the Fortune 500. So a lot of large self-insured employers, but as more and more of those large self-insured employers came along, including, thank you very much, SAP, as they came along, then all of a sudden the health plans and the PBMs started to say, “Well, why don’t we partner together? And we’ll help you roll your service out, because we don’t want to lose our clients.” So then we started to add major payers, major health plans, the largest PBMs, and then after that came health systems and the government. And so today, for almost 9 million government employees, Livongo is a covered benefit. So today we span the entire ecosystem of where you get your healthcare.

Now to transition to that, back to those large self-insured employers, COVID has been very interesting because it did two things. One, it obviously showed everyone, not just in the U.S. but around world, that health is not an individual concern. It’s a community concern. And so in health, we’re all one, we’re all one big community. If the person preparing your food at the restaurant you go to, if she or he has COVID, then guess what? You’re going to get it. So we’ve got to start to think about healthcare as something we truly provide to everyone at a very basic level to keep the essential workers, as we now call them. And that’s pretty cool, because we realized that people who were just before doing a job, now all of a sudden we understand how essential they are to making our economy function well. So that was one, I think, positive aspect of what can come out of COVID, which is: we have one community, we’ve got to keep it all healthy. Second, for employers, for their employees, we all understand how valuable our employees are and how we have to focus on keeping them healthy and making sure they – when they come into the environment, when they’re working from home – they’re healthy. Not only physically, but also mentally.

And so I think more and more companies are taking a leadership role, starting to step up both for safety purposes and productivity purposes. And from that perspective, I think we will see – when I walked into our offices today in Chicago, I looked at an iPad-like object and it kind of put a little ring around my head and it gave me my temperature and said clear to go, and it identified me and it signed me in. So all of that happens now automatically at our facilities. And so we have that data. What do we do with that data? Well, at Livongo, we’ve always said the data belongs to our members, to the people using the service. They own it. We’ve never claimed ownership. We’ve never said we’re going to resell it. We protect it, from HIPAA, from every privacy certification that there is. And then we go further and make pledges that we aren’t going to use that in any way, that we aren’t going to share it, that the people control it.

And that’s the same thing we would do. We try not to retain people’s healthcare data if we can help it. So we won’t keep an ongoing record of much of that data. But I think every company has to give their employees the assurance that they’re going to use that personal, confidential data in the right way, and only in the right way, to deliver better care. And they have to be very careful about that, because it’s a sensitivity for people, for sure. And we’ve all imagined, or in some cases seen, places where it wasn’t used properly. So I think this is a place where we’re going to have to get more comfortable that our health data is not just ours anymore, because we’re part of a community. And so we need to be able to assure employees that someone’s not walking around our facilities who has COVID, and yet we also have to protect the environment and protect individuals’ data.

So it’s a little bit of a tricky path that we’re all forming together. I think we’ve also learned that we have to give people choices. So you had mentioned that in the time of COVID people with chronic conditions are affected. Interestingly, they’re not more prone to get COVID. So if you have diabetes or hypertension, you’re not more likely to get it, but if you get it, then your outcomes are going to be substantially worse. And if you look at ICU admissions, 78% of the people admitted to the ICU had a previous condition or a chronic condition. And more than 90% of all the deaths were people with chronic conditions or previously existing conditions. So again, we know they’re more at risk. We have to give that group of people, in a very sensitive way, more options about whether they want to come back to the office, whether they want to work in groups and whether they want to do things that are going to become the new normal in the future. So it’s a challenging area. And I just say to all of our corporate executives, leaders and managers that we’re just going to have to spend more time and be more sensitive about it. Because we didn’t used to. We took it for granted.

Rami Branitzky:

And Glen, do you see a role for the government to play in this? Or do you feel that this is something that the private sector probably has to solve? Especially in the U.S.

Glen Tullman:

Well, I think, all around, I’d always prefer that the private sector solve these challenges. I think in most cases, other than things like, you know, the military and certain other issues that the private sector ought to be able to lead and solve these issues. That said, there are problems that are big enough and require enough coordination that the government needs to get involved. Clearly, in the United States, the government has failed to lead in terms of setting standards and the like, and the states have stepped up in many cases and tried to demonstrate leadership. But I think going forward, you know, we’re going to have to be very, very astute in how the government follows science, listens to experts and carefully manages side by side with industry. And I think that’s going to happen in every case around the world. We’re going to see – what we should see is a good public-private partnership. That’s what I hope for.

Rami Branitzky:

Let’s talk a little bit about the role of technology in terms of enablement of healthcare, which has been your career, pretty much. As you look forward – and you know, we can also talk about a post-COVID horizon – what roles do you see technology play now, and especially technologies like AI and advanced analytics, in terms of enablement of better health care to the public and the private sector?

Glen Tullman:

Well, again, as we look at COVID, we’re going to always remember the tragic loss of life. Number one. Number two, I think, sadly, we’re going to deal with what will be the worst prolonged economic challenges that we’ve had since the Great Depression in the U.S. and around the world. I think we’re just beginning to see them, because we’ve muted the effects, the economic effects through government efforts, all around the world, and we can’t continue to do that. So we’re going to settle into a challenging time economically. That’s the second one. Third, I think, from a mental health standpoint, we have destabilized everyone’s world. You know, I can’t decide to travel wherever I want to travel anymore because I have to understand state by state and internationally what the regulations are, where I have to shelter in place in quarantine. And, you know, that is a challenge for me, but for many people, particularly in the U.S., which I know best, we have issues with people being at home with their full family, with their kids, trying to educate them. And that situation has played out really around the rest of the world as well. So there’s going to be mental health challenges as well. And I think when you put all of that together, we’re going to see kind of this new normal that that really sets the stage for what we need to do. So now, what role can technology play? Well, technology – I think those are the negatives. Technology can help us define maybe one of the positives. And that is, COVID has helped accelerate in many areas this thought of, “What can we do to improve?” And let’s take one example.

So in the U.S., if you wanted to provide digital care, let’s say a digital health visit, or telehealth as we call it, most health systems were in the range of 3% to 8%. COVID came along and overnight they had to get to 100%. And so we had to train the entire country and much of the world on how to do telehealth, how to do that effectively, and get to 100%. Now we’re seeing it starting to settle back in, and it may end up at 40% to 50%. I think that’s advanced telehealth by three to four years in terms of how long it would’ve taken to get there. Let’s talk about something like – we’re using Zoom or another kind of communications technology. Today, we’re doing more and more business that we probably could have been doing a few years back, and doing it very effectively using Zoom. Maybe we’re doing a little bit too much of it. Not this session, but during the day. But we’re going to settle in at using much more digital technology to communicate. So we’re going to advance in many areas. In healthcare, what we’re going to find is: we can provide much, much more healthcare, much more effectively, using digital technologies. And, you know, the interesting – I know we’re going to talk about it, but the merger that we did with Teladoc allowed us to create the largest global consumer-centric virtual care company in the world. And what does that really mean? Let’s unpack that. What it means is that now we can do in healthcare what we were doing in so many other areas. If you think about it, I could find the impact of technology in four ways. So we saw the first real impact of technology in content. Google redefined how we interact with content.

If you think about it, years ago, you went to – the only place that had books was the church. And that was the biggest building in town. And that’s where you went. And then the printing press technology came along and everybody could have it. And then we started to store it in libraries and you’d go to the library. And then some wealthier people actually had their own collection called an encyclopedia. And Google came along, it democratized it, it made it available 24 by 7, anywhere in the world, that’s where content is available, and it made it abundant. So it took the cost away. So all of a sudden, it did that in content. Then along comes Facebook, and community, the second C. And it made – you can talk to anybody in the world. You can create groups. You can remember – whether they’re people in Israel who you went to school with, or served with, whether they’re people in India, whether they’re people in Brazil, it doesn’t matter. You can be in touch with them 24 by 7. Amazing, abundant, free. Amazing. Third. We saw it, and this was accelerated, with commerce, the third C, and that was Amazon. And now, 24 by 7, anything you want, anywhere in the world, you can get it instantly. You can find out information about it.

The fourth C, which I think is the biggest, is called care. Taking care of each other. And that’s what we’re going to see come out of COVID: accelerating the digital revolution. And relative to that, what does Livongo do, as an example, and what does Teladoc do? Well, 24 by 7, anywhere in the world, you can see a doctor. Who thought that could happen? Before we were told that healthcare was eight to five, and not during lunch, when the doctor was available. You know, one of the most common phrases is, “The doctor will see you now.” No, no, no, no. My book was, I want it on my terms. I want to say, “I want to see the doctor now.” And it’s ten at night, it’s two in the morning, or it’s in another country. And I want to talk to the doctor. I can do that now. The second piece is, I want that doctor to know more about me than I know about me. Well, when we brought together Livongo with Teladoc, now a doctor is going to look at that screen and she will be able to say, “Rami, I can see what’s happening in your body from the continuous glucose monitor, your reading. I know you stepped on the scale this morning, you’re putting on some weight, Rami! Let’s talk about that.” And you say, “I’m just calling because I have a sinus infection,” and they say, “But while I have you Rami – and I noticed that your medications – that’s on my screen now, too.” So we’ve almost created with this merger a virtual electronic health record, making it available real time. So that doctor is optimized. And we’ve made it abundant. So we’re bringing that revolution we saw in so many other areas. We’re now bringing that to health and care. And that I think is what’s so exciting. That’s going to be maybe the best takeaway of a terrible thing called the coronavirus.

Rami Branitzky:

So Glen, a question we got from the audience: given that you’re a prolific and successful entrepreneur, what advice would you have for entrepreneurs who are founding companies focusing on digital healthcare today?

Glen Tullman:

Well, that’s a, that could be a whole session, but I’d say a few things. One: there’s never been a better time. There’s never been a time where we need more focus, where we need better ideas and innovation. So one, I’d say do it, do it now. Take action. Two, I think, focus on the consumer first and on her or his experience. Because we have to make healthcare about empowering people. Today in this country, healthcare happens to us. We have to give people tools and information to put them back in charge of their healthcare. And if you can do that in a way where people actually love the experience, you’re going to build a winning company. And last but not least, pick the right partners – people to work with, people to invest in you. And do something you love and you’re passionate about with people you love and you have fun with. Because it takes a lot of energy to move an industry, and if you’re going to do it, you have to have the passion, the love, the fun and great people to work with. So that’s what I’d say.

Rami Branitzky:

Terrific. Thank you so much for all the inspiration and wisdom you shared with us today. Great to see you and we’ll talk to you soon.

Glen Tullman:

Well, it’s great to see you. Thanks for the opportunity. Stay healthy and continue to do the great work you’re doing.

Rami Branitzky:

Very good. All the best.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.